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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                           White Cap Industries, Inc.
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                                (Name of Issuer)

                           Common Stock, .01 par value
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                         (Title of Class of Securities)

                                   963505 10 2
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                                 (CUSIP Number)

              Jennifer Bellah, Esq., Gibson, Dunn & Crutcher, LLP,
           333 South Grand Avenue, Suite 4800, Los Angeles, CA 90071
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 21, 1999
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE
         Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             SEC 1746 (02-06-98)

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CUSIP NO.     963505 10 2             13D                 Page   2  of  6  Pages
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1         NAME OF REPORTING PERSON
          S.S.  OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

          Green Equity Investors III, L.P.

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) / /
                                                                        (B) /X/

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

          OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  / /
         TO ITEMS 2(d) OR 2(e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

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                         7     SOLE VOTING POWER
      NUMBER OF
                               0
       SHARES          ---------------------------------------------------------
                         8     SHARED VOTING POWER
     BENEFICIALLY
                               4,879,772
       OWNED BY

         EACH          ---------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
       REPORTING
                               0
        PERSON         ---------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
         WITH
                               0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,879,772

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     /X/
          SHARES*

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          45.5%
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14        TYPE OF REPORTING PERSON*

          PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.     963505 10 2             13D                 Page   3  of  6  Pages
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This Statement amends and supplements the Schedule 13D of Green Equity Investors
III, L.P. filed with the Securities and Exchange Commission (the "Commission") on July 30, 1999. Items 3,4 and 7 of the Schedule 13D are hereby amended as follows:

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
                  --------------------------------------------------

                  The source of funds that will be used in connection with the Merger Transaction described in Item 4 is expected to be issuance of debt or equity securities or bank or other commercial borrowings or some combination of securities issuances and borrowings. As set forth in the Letter dated July 20, 1999 from LGP to the Issuer (attached hereto as Exhibit 7(c)), LGP, on behalf of GEI III, has expressed its willingness to provide up to $114.5 million of financing in connection with the Merger Transaction, consisting of holding company zero coupon notes, preferred and common stock financing. This financing is contingent upon the Issuer's satisfaction of the conditions set forth in the Agreement described in Item 4, and the financial commitment of Donaldson, Lufkin & Jenrette Securities Corporation (with its affiliates, "DLJ").

                  Additional financing for the Merger Transaction is expected to be provided by a combination of: (a) the proceeds from the issuance by the Issuer, for cash, of up to $120.0 million of senior subordinated debt securities in an offering exempt from registration under the Securities Act of 1933; and
(b) a $100 million revolving credit facility of the type described in the Commitment Letter dated July 20, 1999 from DLJ (the "Commitment Letter," attached hereto as Exhibit 7(e)). In the alternative, if the Issuer is unable to issue the $120.0 million of senior subordinated debt securities, DLJ has committed in the Commitment Letter to provide a $70 million term loan facility and a $30 million bridge revolving credit facility and to purchase $50 million in increasing rate bridge notes. An amendment to the Commitment Letter dated as of January 18, 2000 reflects that the financing commitments described above have been extended to March 31, 2000 (and is attached hereto as Exhibit 7(f)). The description of the financing for the Merger Transaction disclosed in this Item 3 is qualified in its entirety by reference to the Exhibits attached hereto.

ITEM 4.           PURPOSE OF TRANSACTION:
                  -----------------------

                  On July 21, 1999, the Issuer and WC Recapitalization Corp., a Delaware corporation wholly owned by GEI III ("WC"), entered into an Agreement and Plan of Merger (the "Agreement," attached hereto as Exhibit 7(a)) pursuant to which the Issuer agreed to be acquired in a cash merger at a price not to exceed $16.50 per share of common stock. The Agreement provides for a recapitalization of the Issuer, effected through a merger. Subject to shareholder approval, all shares of the Issuer's common stock outstanding (except for (a) 971,446 shares of common stock held by certain members of management (the "Management Group") to remain outstanding and (b) shares of common stock held in the Issuer's treasury or owned by WC to be canceled without payment or conversion thereof) would be canceled and converted automatically into the right to receive an amount equal to $16.50 in cash, without interest. Immediately thereafter, pursuant to the Agreement, WC would effect a merger with the Issuer, in which the Issuer would become the surviving corporation. The Agreement was amended as of January 18, 2000 to reflect that the Agreement may be terminated by either party if the Merger Transaction is not completed by March 31, 2000. The Amendment to the Agreement is attached hereto as Exhibit 7(g).

                  On July 22, 1999, holders of approximately 45.5% of the outstanding shares of common stock of the Issuer entered into shareholder voting agreements and executed irrevocable proxies pursuant to the Stockholders Voting Agreement (attached hereto as Exhibit 7(b)), which provides, among other things, that such holders will vote in favor of the Agreement.

                  Also, pursuant to the Agreement, members of the Management Group agreed to enter into the Stockholders Voting Agreement (attached hereto as Exhibit 7(b)) and into employment agreements, which effectively gave those members a continued equity and management interest in the Issuer. Immediately after the merger, a portion of the outstanding shares of common stock held by the Management Group which were not canceled will be exchanged for newly-issued shares of preferred stock of the Issuer. Together, the Management Group will then hold shares of common stock and preferred stock of the Issuer in equivalent proportion to the stockholder of WC. The transactions contemplated by the Agreement are herein collectively referred to as the "Merger Transaction."

                  Completion of the Merger Transaction is subject to a number of conditions, including (i) approval of the Agreement by the holders of the Issuer's common stock, (ii) obtaining sufficient financing to complete the Merger Transaction and (iii) compliance with all applicable regulatory requirements.

                  It is anticipated that the common stock of the Issuer will be delisted from the NASD National Market System as a result of the Merger Transaction.

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CUSIP NO.     963505 10 2             13D                 Page   4  of  6  Pages
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                  The description of the Merger Transaction disclosed in this
Item 4 is qualified in its entirety by reference to the Exhibits attached hereto.

                  Except as disclosed in this Item 4, no Reporting Person nor any other person disclosed in response to Item 2(a) has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:


                  *Exhibit 7(a)    Agreement and Plan of Merger dated as of
                                   July 21, 1999 by and between White Cap
                                   Industries, Inc., a Delaware corporation, and WC Recapitalization Corp., a Delaware corporation

                  *Exhibit 7(b)    Stockholders Voting Agreement dated as of
                                   July 22, 1999 among WC Recapitalization Corp.
                                   and the stockholders of White Cap Industries, Inc. whose names appear on Schedule I thereto

                   *Exhibit 7(c)    Letter dated July 20, 1999 from Leonard
                                    Green & Partners, L.P. to White Cap
                                    Industries, Inc.

                   *Exhibit 7(d)    Exclusivity Letter dated July 13, 1999 from
                                    Leonard Green & Partners, L.P. to White Cap
                                    Industries, Inc.

                   *Exhibit 7(e)    Commitment Letter dated July 20, 1999, from
                                    Donaldson, Lufkin & Jenrette Securities
                                    Corporation to Leonard Green & Partners,
                                    L.P.

                   **Exhibit 7(f)   Amendment, dated as of January 18, 2000, to
                                    the Commitment Letter dated July 20, 1999 from Donaldson, Lufkin & Jenrette Securities
                                    Corporation to Leonard Green & Partners,
                                    L.P.

                   **Exhibit 7(g)   Amendment, dated as of January 18, 2000, to
                                    the Agreement and Plan of Merger dated as of July 21, 1999 by and between White Cap
                                    Industries, Inc., a Delaware corporation, and WC Recapitalization Corp., a Delaware corporation

*Previously filed as exhibits to the Schedule 13D of Green Equity Investors III, L.P. filed with the Commission on July 30, 1999 and incorporated herein by reference.

**Previously filed as exhibits to Amendment No. 4 to the Schedule 13E-3 dated January 18, 2000, filed by the Issuer with the Commission and incorporated herein by reference.

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CUSIP NO.     963505 10 2             13D                 Page   5  of  6  Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GREEN EQUITY INVESTORS III, L.P.

By:      GEI CAPITAL III, L.L.C.,
         its general partner

By:  /s/ Peter J. Nolan
    -----------------------------------
          Peter J. Nolan, Manager                        January 19, 2000



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CUSIP NO.     963505 10 2             13D                 Page   6  of  6  Pages
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                                  EXHIBIT INDEX

        *Exhibit 7(a)   Agreement and Plan of Merger dated as of July 21, 1999
                        by and between White Cap Industries, Inc., a Delaware corporation, and WC Recapitalization Corp., a Delaware corporation

        *Exhibit 7(b)   Stockholders Voting Agreement dated as of July 22, 1999
                        among WC Recapitalization Corp. and the stockholders of White Cap Industries, Inc. whose names appear on
                        Schedule I thereto

        *Exhibit 7(c)   Letter dated July 20, 1999 from Leonard Green &
                        Partners, L.P. to White Cap Industries, Inc.

        *Exhibit 7(d)   Exclusivity Letter dated July 13, 1999 from Leonard
                        Green & Partners, L.P. to White Cap Industries, Inc.

        *Exhibit 7(e)   Commitment Letter dated July 20, 1999, from Donaldson,
                        Lufkin & Jenrette Securities Corporation to Leonard
                        Green & Partners, L.P.

       **Exhibit 7(f)   Amendment, dated as of January 18, 2000, to the
                        Commitment Letter dated July 20, 1999 from Donaldson,
                        Lufkin & Jenrette Securities Corporation to Leonard
                        Green & Partners, L.P.

       **Exhibit 7(g)   Amendment, dated as of January 18, 2000, to the
                        Agreement and Plan of Merger dated as of July 21, 1999 by and between White Cap Industries, Inc., a Delaware corporation, and WC Recapitalization Corp., a Delaware corporation

        *Previously filed as exhibits to the Schedule 13D of Green Equity Investors III, L.P. filed with the Commission on July 30, 1999 and incorporated herein by reference.

        **Previously filed as exhibits to Amendment No. 4 to the Schedule 13E-3 dated January 18, 2000, filed by the Issuer with the Commission and incorporated herein by reference.